No Act
P.E. 3-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





Act Exchange Act of 1934
Section
Rule 13e-4(f)(1)(ii) & 14e-1(b)
Public Availability March 23, 2007

PROCESSED
APR 06 2007
THOMSON FINANCIAL

March 23, 2007

Christopher J. Arntzen, Esq.
Baker Botts LLP
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995

Re: Halliburton Company ("Halliburton") – Exchange Offer

Dear Mr. Arntzen:

We are responding to your letter dated March 21, 2007 addressed to Brian V. Breheny, Pamela Carmody and Adé K. Heyliger, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or 14e-1(b) under the Securities Exchange Act of 1934 if Halliburton conducts an exchange offer in the manner described in your letter. In issuing this no-action position, we considered the following facts, among others:

- Halliburton will be disclosing a specified dollar value of KBR's common stock that tendering Halliburton security holders will receive in exchange for a fixed dollar value of tendered Halliburton common stock;

- The formula for determining the number of shares of KBR common stock to be received in exchange for shares of Halliburton common stock will be disclosed in the tender offer materials disseminated to security holders, the formula will remain fixed throughout the duration of the offer and, if there is a change in the formula, the offer will be extended;

- The exchange offer will be extended for two business days if security holders are to receive a dollar value of KBR common stock other than the specified dollar value disclosed in the tender offer materials because security holders will receive the maximum number of shares of KBR common stock to be received per share of Halliburton common stock rather than the number of shares determined in accordance with the formula described in the tender offer materials;

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- Halliburton will publish on a website maintained for the exchange offer the daily indicative calculated per share values and exchange ratios and will provide a toll-free number that Halliburton security holders can use to obtain exchange offer pricing related information;

- Halliburton will publish the final exchange ratio on the exchange offer website and in a press release no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer and Halliburton will file an amendment to its Schedule TO on the same date setting forth the same information;

- Halliburton will make available a notice of withdrawal in its printed materials and on the exchange offer website and will disclose the procedures for withdrawal, including the times and methods by which tenders and withdrawals must be made; and

- Halliburton common stock and KBR common stock are listed on the New York Stock Exchange.

The foregoing no-action positions are based solely on your representations and the facts presented in your letter dated March 21, 2007 as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the exchange offer. You should discontinue the exchange offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rest with the participants in the exchange offer. The Division of Corporation Finance expresses no view with respect to any other questions that the exchange offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the exchange offer.

Sincerely,

For the Division of Corporation Finance,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
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RIYADH
WASHINGTON

March 21, 2007

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Brian V. Breheny, Chief
Ms. Pamela Carmody, Special Counsel
Mr. Ade K. Heyliger, Special Counsel

Re: Halliburton Company - Exchange Offer of KBR, Inc. Common Stock for Halliburton Company Common Stock

Ladies and Gentlemen:

We are writing on behalf of Halliburton Company ("Halliburton") in connection with an exchange offer that Halliburton commenced on the date hereof following our discussions with the staff about the matters discussed below. The exchange offer is being made by Halliburton with respect to its remaining interest in KBR, Inc. ("KBR"), which consists of 135,627,000 shares of KBR common stock. Under the terms, Halliburton is offering a specified dollar value of KBR common stock in exchange for a fixed dollar value of tendered Halliburton common stock, based on an exchange ratio calculated using values determined by reference to the daily volume-weighted average trading prices of Halliburton common stock and KBR common stock during the final three trading days of the exchange offer. Halliburton's common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "HAL." KBR's common stock is listed on the NYSE and trades under the symbol "KBR." KBR conducted its initial public offering in November 2006, in which it sold approximately 19% of its outstanding common stock to the public. The 135,627,000 shares of KBR common stock that Halliburton is offering in the exchange offer constitute approximately 81% of KBR's outstanding common stock and all of Halliburton's ownership thereof. Halliburton has retained Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. to act as the Dealer Managers for the exchange offer (collectively, the "Dealer Managers").

We respectfully request that the staff confirm that it will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934 (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to Halliburton's use of the pricing mechanism for the exchange offer described herein.

I. Terms of the Exchange Offer

The terms of Halliburton's exchange offer are described in the prospectus-offer to exchange included in KBR's registration statement on Form S-4 (No. 333-141027) initially filed with the Commission on March 2, 2007. Participation in the exchange offer is voluntary, and Halliburton, KBR and the Dealer Managers will not make any recommendation about whether anyone should participate. Directors and officers of Halliburton and KBR will be able to participate (subject to any applicable blackout period restrictions), but the terms of the offer do not provide them with any advantage relative to other Halliburton stockholders.

The pricing mechanism used in Halliburton's exchange offer is substantially similar to the pricing mechanism used in the exchange offer recently conducted by McDonald's Corporation ("McDonald's") in which McDonald's offered shares of common stock of its subsidiary, Chipotle Mexican Grill, Inc., in exchange for tendered shares of McDonald's common stock.[1] This mechanism differs from more traditional pricing methods insofar as it does not provide for a fixed exchange ratio that specifies the exact number of shares receivable by a tendering holder until the end of the exchange offer period, and it does not otherwise specify at the outset a fixed dollar amount of consideration receivable. Instead, Halliburton's pricing mechanism is designed to deliver a specified dollar value of KBR common stock in exchange for a fixed dollar value of tendered Halliburton common stock. To encourage participation, the value relationship reflects a 7.5% discount to the estimated value of KBR common stock. Thus, for each $1.00 of Halliburton common stock tendered, a holder will receive approximately $1.08 of KBR common stock (subject to the Maximum Exchange Ratio described below).

Under the terms, the final exchange ratio reflecting the value relationship will be determined using the calculated per-share values for the two stocks at offer expiration. Specifically, the calculated per-share values of Halliburton common stock and KBR common stock will be determined by reference to the arithmetic average of the daily volume-weighted average price ("VWAP") of each such stock on the NYSE on each of the last three trading days of the exchange offer.[2] The daily VWAP for Halliburton common stock and KBR common stock will be the volume-weighted average price per share of the applicable stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or the then official open of trading) and ending at 4:00 p.m., New York City time (or the then official close of trading), except that such data will only take into account any adjustments made to reported trades included by 4:10 p.m., New York City time. Halliburton believes that a three-day VWAP-based pricing period offers stockholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time or that could result from short-term volatility in the trading price of KBR or Halliburton common stock. As described herein and in the prospectus-offer to

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[1] For a description of the pricing mechanism used in the McDonald's exchange offer, see *McDonald's Corporation* (avail. Sept. 27, 2006).

[2] Although the last three trading days of the exchange offer could change if the exchange offer is extended, they will not change for purposes of calculating the per-share values if the extension occurs solely as a result of the automatic two business day extension that would be triggered if the Maximum Exchange Ratio is in effect.

exchange for the exchange offer, the exchange offer will be automatically extended if a market disruption event (*e.g.*, a trading suspension in Halliburton common stock or KBR common stock) occurs during this three-day period.

Under the terms, the number of shares of KBR common stock that will be receivable for tendered and accepted Halliburton common stock will be subject to a maximum limit expressed as a fixed ratio that was established using the closing price for Halliburton common stock on March 1, 2007 and a 15% discount to the closing price for KBR common stock on that date (the "Maximum Exchange Ratio"). The Maximum Exchange Ratio is intended to protect nontendering holders against an unusual or unexpected significant decrease in the market value of KBR common stock relative to the market value of Halliburton common stock during the exchange offer period, and the prospective loss of value to such holders (as continuing Halliburton investors) if the KBR common stock were exchanged at an unduly high exchange ratio. If the Maximum Exchange Ratio is in effect at the close of trading on the originally anticipated expiration date for the exchange offer, the final exchange ratio will be fixed at the Maximum Exchange Ratio and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of Halliburton common stock during those days. No later than 4:30 p.m., New York City time on the originally anticipated expiration date, Halliburton will issue a press release to announce whether the Maximum Exchange Ratio is in effect and, if so, the extension of the exchange offer period and will also place this announcement on the website described below.[3] Halliburton has not included any minimum exchange ratio term because if such a minimum limit were to be triggered, it would provide tendering stockholders with a windfall return in excess of the anticipated dollar amount of KBR common stock to be received in exchange for each $1.00 of Halliburton common stock tendered and accepted.

The exchange offer is also subject to certain conditions, including a "minimum tender" condition, whereby Halliburton would not be obligated to complete the exchange offer if fewer than 40,688,100 shares of KBR common stock will be distributed in the exchange offer (approximately 30% of the KBR common stock owned by Halliburton). If the exchange offer is oversubscribed, shares of KBR common stock receivable by a tendering holder (other than holders of odd-lot positions who tender all of their shares) will be subject to proration with all tendering holders participating equally.

The foregoing pricing and certain other terms are disclosed in the prospectus-offer to exchange for the exchange offer and will be constant throughout the exchange offer. Any change in these pricing terms (including a change to the Maximum Exchange Ratio) will be made no later than 10 business days before the exchange offer expires.

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[3] Expressed as a formula, the number of shares of KBR common stock receivable by a tendering holder will be equal to the number of shares of Halliburton common stock tendered and accepted, multiplied by the lesser of (i) the Maximum Exchange Ratio; and (ii) the quotient obtained by dividing (a) 100% of the calculated per-share value of Halliburton common stock, by (b) 92.5% of the calculated per-share value of KBR common stock.

To make pricing information available to the general public during the exchange offer, Halliburton will cause a website (www.KBRexchange.com) to be maintained and will publish pricing-related information as follows:[4]

- On the second business day following the date the exchange offer is commenced and each business day thereafter prior to the final three-trading day calculation period, indicative calculated per-share values and indicative exchange ratios will be made available on the website no later than 4:30 p.m., New York City time, in each case calculated as though that day were the expiration date of the exchange offer. In other words, assuming that a given day is a trading day, the indicative calculated per-share values and exchange ratio that will be made available that afternoon will be determined by averaging the daily VWAP for that day and the two immediately preceding trading days.

- During the last three trading days of the exchange offer, the indicative exchange ratios will be based on indicative calculated per-share values using cumulative actual trading data. Thus, (i) on the first of the last three trading days during the offer (the first day of the actual calculation period), the actual daily volume-weighted average prices during the elapsed portion of that first day will be used in the calculations, (ii) on the next-to-last trading day (the second day of the actual calculation period), the calculations will use the average of the daily VWAP for the immediately preceding trading day and the actual daily VWAP during the elapsed portion of that next-to-last trading day, and (iii) on the final trading day (the third day of the actual calculation period), the calculations will use the average of the daily VWAP for the two immediately preceding trading days and the actual daily VWAP during the elapsed portion of that final trading day. Indicative calculated per share values and exchange ratios will be updated on the website at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time, on each trading day during the three-day calculation period.[5]

- The information agent for the exchange offer will also be able to provide the above data on each day of the exchange offer period via a toll-free telephone number that is disclosed in the prospectus-offer to exchange for the exchange offer.

- The final exchange ratio (including an announcement about the extension of the exchange offer period if the Maximum Exchange Ratio is in effect) will be published by Halliburton on the website and in a press release no later than 4:30 p.m., New York City time, on the expiration date, and that information and the press release will also be included in an amendment to Halliburton's Schedule TO.

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[4] In connection with the exchange offer, Halliburton will file on a daily basis with the Commission under Rule 425 of the Securities Act of 1933 information derived from screen shots of the website.

[5] The information provided on the website will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data imposed by the NYSE.

Withdrawal rights will be available throughout the exchange offer. Since the offer will terminate at 12:00 midnight (New York City time) on the expiration date, holders will have an opportunity for last-minute tenders and withdrawals following the announcement of the final exchange ratio. In this regard, we note the following:

- The Depository Trust Company remains open until 5:00 p.m., New York City time, enabling holders to withdraw or tender their shares in that system for at least half an hour.
- Investors will be able to fax (through their brokers or similar institutions if they do not hold their shares directly) notices of withdrawal to the exchange agent, which will reflect all of those withdrawals either on its system or on DTC's system when DTC's system reopens the following morning.
- Halliburton has made available a notice of withdrawal to investors both in printed materials and via the exchange offer website, and the procedures for withdrawal are explained in the prospectus-offer to exchange for the exchange offer, including the times and methods by which tenders and withdrawals must be made.

Even without these procedures, holders will at all times from the start of the exchange offer know the value offered for each share of Halliburton common stock. They will also have free and ready access to information during the three-day pricing period that should enable them to make informed decisions about their participation in the exchange offer. Moreover, if the final exchange ratio is subject to the Maximum Exchange Ratio, investors will have two additional trading days during which to tender or withdraw their shares of Halliburton common stock.

II. Discussion

We respectfully request that the staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(l)(ii) and 14e-l(b) under the Securities Exchange Act of 1934 if Halliburton completes the exchange offer using the pricing mechanism and other terms described herein. We believe that the pricing mechanism for the exchange offer is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the Maximum Exchange Ratio) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of KBR common stock receivable per share of Halliburton common stock tendered. We also believe that this approach is consistent with the pricing mechanism utilized in the exchange offer recently conducted by McDonald's and builds on other offers using other traditionally available pricing structures, including formula-based and "Dutch auction" structures previously approved by the staff, while providing investors with advantages not available in those offers.

Fixed Exchange Ratios. The pricing mechanism used in Halliburton's exchange offer allows investors to better predict the value they will receive in the exchange offer than would an offer using the traditional pricing method of a fixed exchange ratio. In fixed-ratio offers, the return to investors depends on the value at offer expiration of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks on offer expiration are equal to their prices at the offer's inception. Sophisticated investors may seek to lock in this discount at the offer's start through a variety of trading strategies (including a "long-short" arbitrage strategy[6]) that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer's inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer's end, which may not reflect the discount originally provided.[7]

Formula-Based Exchange Ratios and Pricing Structures. For various reasons, including to mitigate the disadvantages of fixed-ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the staff has granted, relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period (typically 10 trading days).[8] In *Lazard Freres & Co.*, the first of these no-action letters, the staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration. The staff has extended the relief granted in *Lazard* to other circumstances involving formula-based pricing, but in each case has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer. For example, the staff permitted AB Volvo to set the redemption price for Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiry of the U.S. offer.[9] Similarly, the staff permitted TXU Corporation to offer to purchase certain equity-linked securities for a price fixed at least two days prior to offer expiration and indexed to the daily volume weighted average trading price of TXU's stock for the 10-day period then ended.[10]

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[6] For example, if Halliburton had made a fixed-ratio offer, an investor could buy Halliburton stock and sell short the number of shares of KBR stock it expected to receive by tendering Halliburton shares in the exchange offer. The investor could thus seek to lock in an immediate gain equal to the excess of the value of the KBR shares it sells short over the value of Halliburton shares it purchases. The investor's return is independent of future changes in the value of either Halliburton or KBR stock because the investor does not have a position in either stock on a net basis.

[7] This is of particular note in light of the significant number of retail holders of Halliburton common stock. At February 19, 2007, there were over 20,000 holders of record of Halliburton common stock. (In calculating the number of shareholders, Halliburton considers clearing agencies and security position listings as one shareholder for each agency or listing.)

[8] *Lazard Freres & Co.* (avail. Aug. 11, 1995). *See also BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005); *TXU Corporation* (avail. Sept. 13, 2004); *Epicor Software Corp.* (avail. May 13, 2004); *AB Volvo* (avail. May 16, 1997).

[9] *AB Volvo* (avail. May 16, 1997).

[10] *TXU Corporation* (avail. Sept. 13, 2004). *See also, e.g., Epicor Software Corp.* (avail. May 13, 2004) (permitting Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer);

While "day 18" formula-based exchange ratios provide benefits relative to traditional fixed-ratio offers, the values of both what is sought and what is offered still fluctuate without limit during the last two days of the offer period. During that period, sophisticated investors may take steps, as they would in a traditional fixed-ratio offer, to lock in the value embedded in the exchange ratio, whereas less sophisticated investors may lack the know-how or means to do the same. The ability of sophisticated investors, such as market professionals, to extract value during that period has over the years increased in line with the sophistication of trading infrastructure that allows for rapid, program trade execution.

We understand that providing for a two-day window between pricing and offer expiration reflects an effort to balance potentially conflicting considerations: on one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of an arbitrary time delay between pricing and offer expiration. In the last 10 years, however, trading markets and investor behavior and expectations have changed dramatically due to the substantially increased penetration of the Internet and online brokerage services among all classes of investors. We note in particular the following:

- Investor trading behavior is now driven largely by free, widely available online quotation sources, readily available online brokerage account execution services (including for small "discount" customers) and free, online "real-time" financial news.
- Demand by retail investors for automatic, rapid trade execution has become not only more acute as reflected by the clear success of online trading systems, but is now the basic expectation of investors who are accustomed to real-time quotation and execution.

In today's trading environment, new information is reflected in market prices almost instantaneously as professionals trading in significant volume are able to both access and act on information immediately. This ability did not exist to the same extent at the time of *Lazard,* when the Internet was at its inception and electronic markets were only beginning to emerge.

For the same reasons, we believe that the 10-day averaging period is not as favorable to investors as Halliburton's pricing mechanism. While no particular logic attaches to a 10-day time frame, as compared to any other, the underlying policy favoring a longer pricing period is — in principle — that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors.

A lengthy averaging period increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the pricing mechanism

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BBVA Privanza International (Gibraltar) Limited (avail. Dec. 23, 2005) (permitting BBVA Gibralter to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

— a result that could particularly affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. Halliburton's pricing mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using "point in time" pricing, and should thus benefit investors as a whole.

Halliburton's pricing mechanism enables investors to consider whether to accept or reject an exchange offer based on a specified dollar value of KBR common stock receivable per dollar of Halliburton common stock tendered (subject to the Maximum Exchange Ratio). While tendering holders will not know prior to expiration of the offer the precise number of shares or dollar value of KBR common stock they will receive per share of Halliburton common stock tendered (unless the Maximum Exchange Ratio is triggered), as they would in a formula based offer using "day 18" pricing, they will know the relative value relationship of the two stocks intended to be provided in the exchange. Halliburton's pricing mechanism also offers significant advantages to investors in that it:

- minimizes the potential for pricing disparities between the announced ratio and the final ratio in offers using fixed and formula-based exchange ratios;
- is simple to understand, since it focuses on the relative value relationship between two stocks (the central consideration for investors);
- relies on more current information about the value of the stocks in question, since it uses a shorter averaging period, while at the same time incorporating protections against manipulation;
- incorporates communication methods to allow investors to access relevant and up-to-date pricing-related information; and
- incorporates procedures to permit investors to make last-minute tenders and withdrawals during a period that is consistent with, and in some cases better than, the comparable timeframes addressed by the staff and, if the Maximum Exchange Ratio is in effect, gives investors two additional trading days during which they may evaluate the exchange offer and tender or withdraw their shares.

Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in Halliburton's exchange offer. The recent exchange offer successfully conducted by McDonalds referenced above provides a current example (accordingly to its press release, the McDonalds exchange offer was significantly oversubscribed, with a final proration factor of 7.01043%). In addition, while they arose in a employee compensation context, the issuer tender offers conducted by Comcast and Microsoft, among others[11],

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[11] *See, e g., Comcast Corp.* (avail. Oct. 7, 2004) (permitting transfers of options, more than 85% of which were "out-of-the-money," to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); *Microsoft*

demonstrate that tens of thousands of individual investors — some with no remaining connection to the issuer — were able to evaluate market-based offers where the exchange ratio was not fixed at the start of the offer. It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing.

Recent initiatives confirm the Commission's recognition of the significant degree to which technological advances facilitate rapid dissemination of information and widespread access of investors to information via electronic means.[12] We believe that Halliburton's pricing mechanism is entirely consistent with the initiatives of the Commission and its staff to adapt the Commission's rules to facilitate and encourage capital transactions in the U.S. public market in which the protections of the federal securities laws apply.

Halliburton's pricing mechanism is also consistent with the relief granted in *McDonald's* and *Lazard* and its progeny in all other material respects: (i) the value relationship between the securities involved is fixed and will remain constant during the exchange offer (subject to the Maximum Exchange Ratio described above), such that holders will be able to determine the value receivable on tender of their shares; (ii) the final exchange ratio will be based on readily observable average trading prices for securities listed on a national securities exchange over a specified period; (iii) Halliburton will issue a press release announcing the final exchange ratio promptly following the close of trading on the expiration date and will file an amendment to its Schedule TO setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors time for last-minute tenders and withdrawals; and (iv) holders of Halliburton common stock will be provided with a toll-free number for Halliburton's information agent and a freely-accessible website with trading information relevant to pricing, including indicative exchange ratios, enabling holders to predict whether the final exchange ratio will make participation in the offer economic for them.

Other Precedents. The staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions. We believe that Halliburton's pricing mechanism is consistent with the staff's position on Dutch auction tender offers and, indeed, provides certain advantages to investors. Like modified Dutch auction tender offers, Halliburton's offer provides for (i) pro rata acceptance with all securities participating equally in prorationing (other than odd-lot positions, which may not be subject to proration); (ii) withdrawal rights throughout the offer period; (iii) prompt announcement of the final exchange ratio; and (iv) the exchange of all accepted securities at the highest consideration

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Corp. (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were "out-of-the-money").

[12] *See, e.g.*, SEC Rel. Nos. 33-8732; 34-54302; IC-27444 (Aug. 11, 2006) (Executive Compensation and Related Person Disclosure) (permitting expanded use of Internet to make certain governance-related disclosures); SEC Rel. Nos. 33-8591; 34-52056; IC-26993; FR-75 (July 19, 2005) (Securities Offering Reform); SEC Rel. Nos. 34-52926; IC-27182 (Dec. 8, 2005) (Internet Availability of Proxy Materials (Proposing Release)) SEC Rel. No. 34-48745 (Nov. 11, 2003) (approving changes to listing standards to incorporate Internet-based disclosure requirements).

paid to any security holder under the offer.[13] Unlike Halliburton's pricing mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value that they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. Indeed, we believe that this disadvantage of Dutch auction pricing in part led to the need for the relief granted in the case of "day 18" pricing constructs.[14]

As noted above, Halliburton has not incorporated a minimum exchange ratio term because it believes that it could potentially result in a windfall to investors. Indeed, incorporating a minimum exchange ratio in Halliburton's pricing mechanism would not correlate to the low end of the range specified in a Dutch auction in which the final exchange ratio is determined independently of the values of the stocks in question based on investor indications of interest in a process that is not transparent to the market generally.

III. Conclusion

Halliburton's pricing mechanism fixes at the outset of the exchange offer the relative value relationship between the two stocks in question, and this fixed relationship will remain constant during the offer period, subject to the Maximum Exchange Ratio (which will also be fixed from commencement). The structure of Halliburton's exchange offer also ensures adequate dissemination of pricing-related information using resources that are free of charge and consistent with the means that investors now commonly use when engaging in ordinary trading activity for their own accounts.

Based on the foregoing, we respectfully request that the staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934 if Halliburton completes the exchange offer using the pricing mechanism and other terms described herein.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed. We would be pleased to answer the staff's questions about this request or to provide any other information the staff may require in considering this request. If you have any questions or if you require any additional information, please call the undersigned at (713) 229-1344 or Darrell Taylor of this office at (713) 229-1313.

Very truly yours,



Christopher J. Arntzen

[13] SEC Rel. No. 33-6653 (July 11, 1986).

[14] *See Lazard Freres & Co.* (avail. Aug. 11, 1995).

cc: Mr. C. Christopher Gaut, Halliburton Company
Mr. Albert O. Cornelison, Jr., Halliburton Company
Mr. Bruce A. Metzinger, Halliburton Company
Mr. Andrew M. Baker, Baker Botts L.L.P.
Mr. John B. Tehan, Simpson Thacher & Bartlett LLP
Ms. Marisa Stavenas, Simpson Thacher & Bartlett LLP

END